UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 26, 2026

Columbus Circle Capital Corp II

(Exact name of registrant as specified in its charter)

Cayman Islands	001-43112	98-1890239
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3 Columbus Circle, 24th Floor,
New York, NY 10019

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (646) 792-5600

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	CMIIU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	CMII	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	CMIIW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry Into A Material Definitive Agreement.

Business Combination Agreement

On June 26, 2026 (the “Signing Date”), Columbus Circle Capital Corp II, a Cayman Islands exempted company (which will be renamed Inflection Point Acquisition Corp. VII and which will transfer by way of continuation out of the Cayman Islands and domesticate as a Delaware corporation prior to the Closing (as defined below)) (“Inflection Point” or the “Company”), entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”), by and among Inflection Point, IPGX Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Inflection Point (“Merger Sub”), and Elroy Air, Inc., a Delaware corporation (“Elroy Air”), pursuant to which, among other things and subject to the terms and conditions therein, Merger Sub will merge with and into Elroy Air, with Elroy Air continuing as the surviving corporation (the “Merger”). The transactions contemplated by the Business Combination Agreement are referred to herein as the “Business Combination.” Inflection Point and Elroy Air are each individually referred to herein as a “Party” and, collectively, the “Parties.” In connection with the closing of the Business Combination Agreement (the “Closing ”), Inflection Point will change its name to “Elroy Air, Inc.” (such company after the Closing, “New Elroy Air”).

The Business Combination Agreement and the transactions contemplated thereby were approved by the boards of directors of each of Inflection Point and Elroy Air.

The Business Combination is expected to close in the fourth quarter of 2026, following the receipt of the required approval by Inflection Point’s shareholders, Elroy Air’s stockholders and the fulfillment of other customary closing conditions.

The Domestication

Inflection Point will, subject to obtaining the required shareholder approvals and at least one business day prior to the date of Closing (the “Closing Date”), change its jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication”).

Subject to the satisfaction or waiver of the conditions of the Business Combination Agreement, including approval of Inflection Point’s shareholders: (a) immediately prior to the Domestication, pursuant to the Sponsor Support Agreement (as defined below), the holders of the then issued and outstanding Class B ordinary shares of Inflection Point, par value $0.0001 per share (each, a “Cayman Class B Share”), will elect to convert each Cayman Class B Share held by them, on a one-for-one basis, into a Class A ordinary share of Inflection Point, par value $0.0001 per share (each, a “Cayman Class A Share” and together with the Cayman Class B Shares, the “Cayman Shares”) (the “Sponsor Share Conversion”); and (b) in connection with the Domestication, (i) each of the then issued and outstanding Cayman Class A Shares will convert automatically, on a one-for-one basis, into a share of common stock, par value $0.0001 per share, of Inflection Point (after the Domestication) (the “New Elroy Air Common Stock”); (ii) each of the then issued and outstanding warrants of Inflection Point (each, a “Cayman Purchaser Warrant”) will convert automatically into a warrant to acquire one share of New Elroy Air Common Stock (each, a “New Elroy Air Warrant”), pursuant to the Warrant Agreement (as defined in the Business Combination Agreement); and (iii) each of the then issued and outstanding units of Inflection Point (the “Cayman Purchaser Units”) will be cancelled and will thereafter entitle the holder thereof to one share of New Elroy Air Common Stock and one-third (1/3) of one New Elroy Air Warrant, with any fractional New Elroy Air Warrants to be issued in connection with such separation rounded down to the nearest whole warrant.

The Merger and Consideration

Upon the terms and subject to the satisfaction or waiver of the conditions of the Business Combination Agreement, at the effective time of the Merger (the “Effective Time”), Merger Sub and Elroy Air will consummate the Merger, pursuant to which Merger Sub will be merged with and into Elroy Air, following which the separate corporate existence of Merger Sub will cease and Elroy Air will continue as the surviving corporation after the Merger as a direct, wholly-owned subsidiary of Inflection Point.

Immediately prior to the Effective Time:

(1)	each convertible security of Elroy Air (other than the Pre-Funded Convertible Notes (as defined below) and excluding warrants and options to purchase stock of Elroy Air), if any, that is outstanding immediately prior to the Effective Time, including all principal and interest thereunder, to the extent applicable, will automatically convert in full into shares of preferred stock of Elroy Air or shares of common stock of Elroy Air (“Elroy Air Common Stock”), in accordance with the terms thereof;

(2)	each warrant of Elroy Air (other than the Elroy Air Pre-Funded Convertible Note Investor Warrants (as defined below)) exercisable for preferred stock of Elroy Air, if any, that is outstanding and unexercised immediately prior to the Effective Time will automatically be exercised on a cashless basis in full in accordance with its terms or otherwise exercised in full; and

(3)	each warrant of Elroy Air (other than the Elroy Air Pre-Funded Convertible Note Investor Warrants) exercisable for Elroy Air Common Stock that is outstanding and unexercised immediately prior to the Effective Time will automatically be exercised on a cashless basis in full in accordance with its terms or otherwise exercised in full.

In connection with the transactions contemplated by the Business Combination Agreement, Elroy Air entered into securities purchase agreements (the “Pre-Funded SPAs”), with certain accredited investors named therein (collectively, the “Pre-Funded PIPE Investors”), including Inflection Point Fund I, LP (“Inflection Point Fund”). Pursuant to the Pre-Funded SPAs, the Pre-Funded PIPE Investors agreed, among other things, to purchase, and Elroy Air issued and sold, convertible promissory notes (the “Pre-Funded Convertible Notes”) with an aggregate face value of approximately $78.4 million and warrants to purchase 6,531,863 shares of Elroy Air Common Stock at a purchase price of $12.00 per share (the “Elroy Air Pre-Funded Convertible Note Investor Warrants”), substantially concurrently with the execution and delivery of the Business Combination Agreement for an aggregate purchase price of approximately $66.6 million (the “Pre-Funded Note Investment”).

The Pre-Funded Convertible Notes have a one-year maturity from the date of issuance, and bear interest at the rate of 12% per annum payable 365 days after the date of the Pre-Funded Convertible Note, until the principal amount and all interest accrued thereon are paid or converted, as provided therein. Upon the Closing, the unpaid principal amount of each Pre-Funded Convertible Note, together with any interest accrued but unpaid thereon as of the day prior to the Closing Date, will automatically convert into a number of fully paid and nonassessable shares of New Elroy Air Series A Preferred Stock (as defined below) equal to the quotient of such aggregate amount divided by the applicable conversion price of $12.00 per share, as may be adjusted pursuant to the terms and conditions of the applicable Pre-Funded Convertible Notes. Such holders will be entitled to customary registration rights with respect to the New Elroy Air Series A Preferred Stock and any underlying shares of New Elroy Air Common Stock issuable upon conversion thereof pursuant to the A&R Registration Rights Agreement (as defined below).

Pursuant to the Business Combination Agreement, the aggregate consideration (the “Aggregate Base Consideration”) to be paid to the holders of securities of Elroy Air (other than the holders of the Pre-Funded Convertible Notes, the Elroy Air Pre-Funded Convertible Note Investor Warrants and unvested Elroy Air Options (as defined below) in respect of those securities) (the “Elroy Air Equity Holders”) in, or in connection with, the Merger will be the number of shares of New Elroy Air Common Stock equal to the quotient of: (a) $800,000,000 (the “Purchase Price”), divided by (b) the price (the “Redemption Price”) at which each Cayman Class A Share included in the Cayman Purchaser Units issued in Inflection Point’s initial public offering (the “IPO”, and the shares included in the Cayman Purchaser Units issued thereby, the “Public Shares”) may be redeemed in connection with the Inflection Point Shareholders’ Meeting (as defined below).

The portion of the Aggregate Base Consideration (the “Aggregate Preferred Holder Base Consideration”) to be paid to the holders of preferred stock of Elroy Air (the “Elroy Air Preferred Equity Holders”) in, or in connection with, the Merger will be the aggregate number of shares of New Elroy Air Common Stock equal to the greater of (a) (i) the applicable liquidation preference of the shares of preferred stock of Elroy Air held by such Elroy Air Preferred Equity Holder, divided by (ii) the Redemption Price, or (b) (i) the number of shares of Elroy Air Common Stock into which the shares of preferred stock of Elroy Air held by such Elroy Air Preferred Equity Holder would convert in connection with the Merger pursuant to the organizational documents of Elroy Air, multiplied by (ii) the Common Stock Exchange Ratio (as defined below).

The portion of the Aggregate Base Consideration (the “Aggregate Common Holder Base Consideration”) to be paid to the Elroy Air Equity Holders (other than the Elroy Air Preferred Equity Holders) (the “Elroy Air Common Equity Holders”) in, or in connection with, the Merger will be a number of shares of New Elroy Air Common Stock equal to the difference of (i) the Aggregate Base Consideration, less (ii) the Aggregate Preferred Holder Base Consideration.

The base consideration to be paid in, or in connection with, the Merger to each holder of a Pre-Funded Convertible Note (the “Convertible Note Consideration”) will be a number of shares of New Elroy Air’s 12.0% Series A Cumulative Convertible Preferred Stock, par value $0.0001 per share (the “New Elroy Air Series A Preferred Stock”) equal to the quotient, rounded up to the nearest whole share, of (i) the total outstanding principal and accrued and unpaid interest on each Pre-Funded Convertible Note as of one day prior to the Closing Date, divided by (ii) $12.00.

The consideration to be paid in, or in connection with, the Merger to each holder of an Elroy Air Pre-Funded Convertible Note Investor Warrant (the “Pre-Funded Convertible Note Investor Warrant Consideration”) will be one or more warrants to purchase a number of shares of New Elroy Air Common Stock (“New Elroy Air Series A Investor Warrants”) equal to the quotient of (i) the aggregate exercise price of such Elroy Air Pre-Funded Convertible Note Investor Warrant immediately prior to the Effective Time, divided by (ii) $12.00.

Upon the terms and subject to the satisfaction or waiver of the conditions of the Business Combination Agreement, at the Effective Time:

(1)	each share of Elroy Air Common Stock that is owned by Inflection Point, Merger Sub, or Elroy Air immediately prior to the Effective Time (each, an “Excluded Share”) will be canceled and will cease to exist and no consideration will be delivered in exchange therefor;

(2)	each share of preferred stock of Elroy Air that is issued and outstanding immediately prior to the Effective Time (other than Excluded Shares) will be canceled and converted into the right to receive, (I) a number of shares of New Elroy Air Common Stock equal to the greater of (i) the applicable liquidation preference of the shares of preferred stock of Elroy Air held by such Elroy Air Preferred Equity Holder, divided by (ii) the Redemption Price, or (B) the product of the number of shares of Elroy Air Common Stock into which the shares of preferred stock of Elroy Air held by such Elroy Air Preferred Equity Holder would convert in connection with the Merger pursuant to the organizational documents of Elroy Air, multiplied by the Common Stock Exchange Ratio and (II) the Per Share Earn-out Consideration (as defined below);

(3)	each share of Elroy Air Common Stock that is issued and outstanding immediately prior to the Effective Time (other than Excluded Shares) will be canceled and converted into the right to receive (I) a number of shares of New Elroy Air Common Stock equal to the Aggregate Common Holder Base Consideration divided by the adjusted fully diluted capital of Elroy Air, which is the sum (without duplication) of the aggregate number of shares of Elroy Air Common Stock that are (i) issued and outstanding immediately prior to the Effective Time (including those issued or issuable upon conversion of all issued and outstanding convertible securities (other than Elroy Air Options), the Pre-Funded Convertible Notes or the Elroy Air Pre-Funded Convertible Note Investor Warrants) and (ii) issuable upon full exercise of all issued and outstanding vested options of Elroy Air (calculated using the treasury method of accounting on a cashless exercise basis) (such conversion ratio, the “Common Stock Exchange Ratio”) and (II) the Per Share Earn-out Consideration;

(4)	each option to purchase equity securities of Elroy Air (each, an “Elroy Air Option”) will automatically cease to represent an option to purchase Elroy Air Common Stock and be assumed and converted on the same terms and conditions as were applicable as of the Effective Time, into an option to acquire that number of shares of New Elroy Air Common Stock (rounded down to the nearest whole share) equal to the product of (A) the number of shares of Elroy Air Common Stock subject to such Elroy Air Option and (B) the Common Stock Exchange Ratio, at an exercise price per share of Elroy Air Common Stock (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (x) the exercise price per share of Elroy Air Common Stock of such Elroy Air Option by (y) the Common Stock Exchange Ratio;

(5)	each Pre-Funded Convertible Note that is outstanding immediately prior to the Effective Time will automatically be canceled and converted into the right to receive (I) the Convertible Note Consideration and (II) the Per Share Earn-out Consideration; and

(6)	each Elroy Air Pre-Funded Convertible Note Investor Warrant that is outstanding and unexercised immediately prior to the Effective Time will automatically be canceled and converted into the right to receive the Pre-Funded Convertible Note Investor Warrant Consideration.

Earnout

In addition to the Aggregate Base Consideration, following the Business Combination, New Elroy Air will issue to the Elroy Air Equity Holders and the Pre-Funded PIPE Investors (the “Eligible Stockholders”) up to 11,000,000 additional shares of New Elroy Common Stock (the “Earnout Shares”) in three tranches, as follows:

●	3,000,000 shares of New Elroy Air Common Stock if the price of one share of New Elroy Common Stock is greater than or equal to $15.00 per share for 20 days during any 30-trading day period commencing on the one-year anniversary of the Closing and ending on the four-year anniversary of Closing;

●	3,000,000 shares of New Elroy Air Common Stock if the price of one share of New Elroy Air Common Stock is greater than or equal to $20.00 per share for 20 trading days during any 30-trading day period commencing at the one-year anniversary of Closing and ending on the four-year anniversary of Closing;

●	5,000,000 shares of New Elroy Air Common Stock if the Organic Revenue (as defined in the Business Combination Agreement) for New Elroy Air during any trailing two (2) quarter period ending not later than June 30, 2028 equals or exceeds $50,000,000.

If and when vested, each Eligible Stockholders will be entitled to receive a number of Earnout Shares equal to the quotient of (i) the Earnout Shares divided by (ii) the fully diluted capital of Elroy Air, which is the sum (without duplication) of the aggregate number of shares of Elroy Air Common Stock that are (i) issued and outstanding immediately prior to the Effective Time (including those issued or issuable upon conversion of all issued and outstanding convertible securities, the Pre-Funded Convertible Notes or the Elroy Air Pre-Funded Convertible Note Investor Warrants) (ii) issuable upon full exercise of all issued and outstanding vested options of Elroy Air (calculated using the treasury method of accounting on a cashless exercise basis) and (iii) all shares of New Elroy Common Stock issuable upon conversion of the New Elroy Series A Preferred Stock issued as Convertible Note Consideration in the Merger (the “Per Share Earn-out Consideration”).

Governance

The Parties have agreed to take all necessary action, including Inflection Point using reasonable best efforts to cause the current directors of Inflection Point that are not to remain directors on the New Elroy Air Board (as defined below) to resign, so that effective at the Closing, the board of directors of New Elroy Air (the “New Elroy Air Board”) will consist of seven individuals. Immediately after the Closing, Inflection Point and Elroy Air will take all action within their power as may be necessary or appropriate to designate and appoint to the New Elroy Air Board (i) one person that is designated by the Chief Executive Officer of Inflection Point prior to the Closing and (ii) the remaining persons, all of whom will be designated by Elroy Air prior to the Closing. The New Elroy Air Board will meet the applicable independence and other requirements of applicable rules of the Nasdaq Stock Market LLC (“Nasdaq”) and the U.S. Securities and Exchange Commission (the “SEC”).

Representations and Warranties; Covenants

The Parties have made customary representations, warranties, and covenants in the Business Combination Agreement, including, among others, covenants with respect to the conduct of Inflection Point and Elroy Air prior to the Closing Date. In addition, Inflection Point and Elroy Air have agreed to use their commercially reasonable efforts to agree, prior to Closing, to a form of equity incentive plan that provides for the grant of equity and equity-based incentive awards to eligible service providers of Elroy Air following the Closing.

Conditions to Each Party’s Obligations

The obligations of Inflection Point and Elroy Air to consummate the Business Combination are subject to the satisfaction or waiver of certain customary closing conditions, including without limitation the following mutual conditions applicable to each Party: (i) the adoption and/or approval, as applicable, by Inflection Point’s shareholders of the Purchaser Shareholder Approval (as defined in the Business Combination Agreement); (ii) the approval of the Business Combination Agreement and the Business Combination (including the Merger) by the affirmative vote or written consent of the stockholders of Elroy Air, pursuant to the terms and in accordance with satisfaction of the conditions of the organizational documents of Elroy Air and applicable law; (iii) no adverse law or order; (iv) all government filings and/or consents shall have been made or obtained and shall be in full force and effect, and any applicable waiting period (and any extension thereof) under any applicable law shall have expired or been terminated; (v) the registration statement on Form S-4, or other appropriate form (the “Registration Statement”) to be filed by the Parties becoming effective under the Securities Act of 1933, as amended (the “Securities Act”), and remaining effective as of the Closing, with no stop order or similar order suspending its effectiveness; and (vi) the New Elroy Air Common Stock having been conditionally approved for listing upon Closing on Nasdaq, subject to certain conditions and exceptions as described in the Business Combination Agreement.

In addition to the foregoing mutual conditions, the obligations of Elroy Air to consummate the Business Combination are subject to the satisfaction or waiver of the following additional conditions: (i) the truth and accuracy of the representations and warranties of Inflection Point and Merger Sub, subject to the materiality standards contained in the Business Combination Agreement; (ii) material compliance by Inflection Point and Merger Sub with their respective agreements and covenants under the Business Combination Agreement; (iii) no Purchaser Material Adverse Effect (as defined in the Business Combination Agreement) having occurred; (iv) the Domestication having been completed and a time-stamped copy of the certificate issued by the Secretary of State of the State of Delaware in relation thereto having been delivered to Elroy; (v) Inflection Point having made the arrangements to have the proceeds remaining in the Trust Account (after giving effect to the Redemption) (each as defined in the Business Combination Agreement) available to Inflection Point at the Closing; (vi) all action on the part of Inflection Point to constitute the New Elroy Board as described above having been taken; (vii) the delivery to Elroy of copies of the executed A&R Registration Rights Agreement (as defined below) and Sponsor Lock-up Agreement (as defined below), duly executed by Inflection Point and the Sponsor; and (viii) receipt of a customary officer’s certificate of Inflection Point, certifying the satisfaction of the conditions listed in clauses (i) through (iii) above.

In addition to the mutual conditions described above, the obligations of Inflection Point to consummate the Business Combination are subject to the satisfaction or waiver of the following additional conditions: (i) the truth and accuracy of the representations and warranties of Elroy Air, subject to the materiality standards contained in the Business Combination Agreement; (ii) material compliance by Elroy Air with its agreements and covenants under the Business Combination Agreement; (iii) no Company Material Adverse Effect (as defined in the Business Combination Agreement) having occurred; (iv) the delivery to Inflection Point of copies of the executed A&R Registration Rights Agreement duly executed by the applicable stockholders, properly completed tax forms for each Elroy Air Equity Holder, a properly completed and duly executed FIRPTA certificate and the Elroy Air Lock-up Agreement (as defined below), duly executed by the Lock-Up Holders (as defined below); (v) a duly executed pay-off letters certifying that certain indebtedness of Elroy Air will have been paid off, to the extent it is paid off pursuant to the Business Combination Agreement and evidence of the release of all liens securing such indebtedness.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including, among others, (i) by mutual written consent of the Parties; (ii) by Elroy Air if the board of directors of Inflection Point, except as required by applicable law, withdraws, amends, qualifies or modifies its recommendation to the shareholders of Inflection Point to make certain approvals, as described in the Business Combination Agreement; (iii) by either Inflection Point or Elroy Air if the Closing has not occurred on or before June 26, 2027; and (iv) by Elroy Air if the Inflection Point Shareholder Approval is not obtained by Inflection Point after the conclusion of the extraordinary general meeting of Inflection Point’s shareholders (the “Inflection Point Shareholders’ Meeting”) held for the purpose of voting on the Transaction Proposals.

The foregoing description of the Business Combination Agreement, the Business Combination and the related transactions does not purport to be complete and is qualified in its entirety by the terms and conditions of the Business Combination Agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference. The Business Combination Agreement contains representations, warranties and covenants that the parties to the Business Combination Agreement made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The Business Combination Agreement has been attached to provide investors with information regarding its terms and is not intended to provide any other factual information about Inflection Point or Elroy Air. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of the Business Combination Agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in Inflection Point’s public disclosures.

The foregoing description of the Pre-Funded Note Investment is subject to and qualified in its entirety by reference to (i) the full text of the Pre-Funded SPAs, a copy of the forms of which are included as Exhibits 99.1 and 99.2 to this Current Report on Form 8-K, (ii) the full text of the form of Pre-Funded Convertible Note, a copy of which is attached as Exhibit 99.3 to this Current Report on Form 8-K, and (iii) the full text of the forms of Elroy Air Pre-Funded Convertible Note Investor Warrants, copies of the forms of which are attached as Exhibits 99.4 and 99.5 to this Current Report on Form 8-K, and the terms of each of which are incorporated herein by reference.

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, Inflection Point entered into the Sponsor Support Agreement (the “Sponsor Support Agreement”) with Elroy Air and Columbus Circle 2 Sponsor Corporation LLC (the “Sponsor”), pursuant to which the Sponsor agreed to, among other things, (i) vote in favor of adoption of the Transaction Proposals, (ii) vote against any Alternative Transaction (as defined in the Business Combination Agreement) and any merger agreement or merger other than the Transaction Proposals, the Business Combination Agreement and the Business Combination; (iii) vote against any change in the business, management, or board of directors of Inflection Point (other than in connection with the Transaction Proposals or pursuant to the Business Combination Agreement or ancillary agreements) and (iv) vote against any proposal, action or agreement that would (A) impede, interfere, frustrate, prevent or nullify any provision of the Sponsor Support Agreement, the Business Combination Agreement or the Business Combination, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Inflection Point under the Business Combination Agreement, (C) result in any of the closing conditions of the Business Combination Agreement not being fulfilled, (D) result in a breach of any covenant, representation or warranty or other obligation or agreement of the Sponsor contained in the Sponsor Support Agreement or (E) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Inflection Point. Certain current and former officers and directors of Inflection Point previously entered into a letter agreement with Inflection Point in connection with Inflection Point’s initial public offering, pursuant to which they agreed to vote any Inflection Point ordinary shares held by them in favor of the Business Combination.

Pursuant to the Sponsor Support Agreement, until the earliest of the Closing, termination of the Business Combination Agreement or the liquidation of Inflection Point, the Sponsor shall not (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any Subject Securities (as defined in the Sponsor Support Agreement) owned by the Sponsor, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Securities owned by the Sponsor without the prior written consent of Elroy Air, unless such transfer is deemed a Permitted Transfer (as defined in the Sponsor Support Agreement).

In addition, pursuant to the Sponsor Support Agreement, the Sponsor has agreed not to commence, join in, facilitate, assist or encourage, and has agreed to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Inflection Point, Elroy Air or any of their respective successors or directors, (a) challenging the validity of, or seeking to enjoin the operation of, any provision of the Sponsor Support Agreement or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into the Sponsor Support Agreement, the Business Combination Agreement or the Business Combination.

Furthermore, pursuant to the Sponsor Support Agreement, the Sponsor agreed to waive, subject to the consummation of the Business Combination, any and all anti-dilution rights with respect to the rate at which the Cayman Class B Shares convert into Cayman Class A Shares in connection with the transactions contemplated by the Business Combination Agreement.

The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Sponsor Support Agreement, a copy of which is included as Exhibit 10.1 hereto, and the terms of which are incorporated herein by reference.

Stockholder Voting and Support Agreement

Concurrently with the execution of the Business Combination Agreement, certain holders of equity securities of Elroy Air collectively holding such number of shares of Elroy Air Common Stock and preferred stock of Elroy Air as is necessary to approve the Business Combination and the other matters specified below (the “Requisite Elroy Air Stockholders”) and Elroy Air entered into the Voting and Support Agreement (the “Stockholder Voting and Support Agreement”), pursuant to which the Requisite Elroy Air Stockholders have agreed to, among other things, vote (or act by written consent) (a) to approve and adopt the Business Combination Agreement and the consummation of the Business Combination; (b) against any Alternative Transaction or any proposal relating to an Alternative Transaction; (c) against any merger agreement or merger (other than the Business Combination Agreement and the Business Combination), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Elroy Air; (d) against any change in the business, management or board of directors of Elroy Air (other than in connection with the Transaction Proposals or pursuant to the Business Combination Agreement or the Ancillary Documents (as defined in the Business Combination Agreement)); (e) against any proposal, action or agreement that would (A) impede, interfere, frustrate, prevent or nullify any provision of the Stockholder Voting and Support Agreement, the Business Combination Agreement, the Charter Amendment (as defined below) or the Business Combination, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Elroy Air under the Business Combination Agreement, (C) result in any of the closing conditions of the Business Combination Agreement not being fulfilled, (D) result in a breach of any covenant, representation or warranty or other obligation or agreement of such stockholder contained in the Stockholder Voting and Support Agreement or (E) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Elroy Air (other than pursuant to the Charter Amendment); (f) to convert all outstanding shares of preferred stock of Elroy Air into Elroy Air Common Stock as of immediately prior to the Effective Time, conditioned upon and subject to the closing of the Business Combination, in accordance with the organizational documents of Elroy Air (as amended by the Charter Amendment); (g) to approve and adopt an amendment to Elroy Air’s certificate of incorporation (the “Charter Amendment”) to, among other things, revise the conversion prices applicable to each series of preferred stock of Elroy Air; (h) to approve the Business Combination as may be required to satisfy the approval requirements in Section 3.3 of Elroy Air’s certificate of incorporation; and (i) to the extent such Elroy Air Equity Holder is a stockholder of Elroy Air that does not hold any shares of preferred stock of Elroy Air (a “Disinterested Common Stockholder”), to vote all shares of Elroy Air Common Stock held by such stockholder in favor of the Charter Amendment in satisfaction of the Disinterested Common Stockholder approval requirement.

Pursuant to the Stockholder Voting and Support Agreement, until the earliest of the Closing, termination of the Business Combination Agreement or the liquidation of Elroy Air, the Requisite Elroy Air Stockholders have agreed not to (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any Subject Securities (as defined in the Stockholder Voting and Support Agreement), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Securities without the prior written consent of Elroy Air and Inflection Point, unless such transfer is deemed a Permitted Transfer (as defined in the Stockholder Voting and Support Agreement).

In addition, pursuant to the Stockholder Voting and Support Agreement, the Requisite Elroy Air Stockholders have agreed not to commence, join in, facilitate, assist or encourage, and have agreed to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Inflection Point, Elroy Air or any of their respective successors or directors, (a) challenging the validity of, or seeking to enjoin the operation of, any provision of the Stockholder Voting and Support Agreement or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into the Stockholder Voting and Support Agreement, the Business Combination Agreement or the Business Combination. Each of the Requisite Elroy Air Stockholders has also waived and agreed not to exercise any rights of appraisal or rights to dissent from the Business Combination that they may have in respect of the Subject Securities.

The foregoing description of the Stockholder Voting and Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of Stockholder Voting and Support Agreement, a copy of which is included as Exhibit 10.2 hereto, and the terms of which are incorporated herein by reference.

Lock-Up Agreements

Sponsor Lock-Up Agreement

At the Closing, the Sponsor, Cohen & Company Securities, LLC (“CCM”), Clear Street LLC (“Clear Street”) and New Elroy Air will enter into a Lock-Up Agreement (the “Sponsor Lock-Up Agreement”), pursuant to which the Sponsor, CCM, Clear Street and their respective permitted assigns (collectively, the “Sponsor Lock-Up Securityholders”) will agree (x) with respect to any shares of New Elroy Air Common Stock received by the Sponsor upon conversion of its Cayman Class B Shares in connection with the Domestication (the “Founder Shares”), prior to the earlier of (A) six months after the Closing Date and (B) the date on which the New Elroy Air Common Stock has closed at or above $12.00 per share for 20 trading days during any 30-trading day period commencing at least 30 days after the Closing Date, or (y) with respect to any shares of New Elroy Air Common Stock issued upon cancellation of the Cayman Purchaser Units held by the Sponsor Lock-Up Securityholders (the “Unit Shares”), any warrants issued upon separation and conversion of the Cayman Purchaser Units held by the Sponsor Lock-Up Securityholders (the “Lock-Up Warrants”) and any shares of New Elroy Air Common Stock issuable upon exercise of the Lock-Up Warrants (the “Warrant Shares” and, together with the Founder Shares, the Unit Shares and the Lock-Up Warrants, the “Sponsor Lock-Up Securities”), prior to the date that is 30 days after the Closing Date, not to, without the prior written consent of the New Elroy Air Board, (a) sell, pledge, grant any option to purchase or otherwise dispose of, (b) enter into any swap or other transfer arrangement in respect of the Sponsor Lock-Up Securities or (c) take any action in furtherance of any of the matters described in the foregoing clauses (a) or (b) or. The Sponsor Lock-Up Agreement provides for certain permitted transfers, including but not limited to, transfers to certain affiliates or family members, transfers of shares acquired on the open market after the consummation of the Business Combination, subject to certain conditions, or the exercise of certain stock options.

Elroy Air Lock-Up Agreement

At the Closing, New Elroy Air and the equity holders of Elroy Air who will received, or would receive upon exercise of the Exchanged Options, at least 1% of the Aggregate Base Consideration and Earnout Shares (the “Lock-Up Holders”) will enter into a Lock-Up Agreement (the “Elroy Air Lock-Up Agreement”), pursuant to which the Lock-Up Holders and their respective permitted assigns will agree not to, without the prior written consent of the New Elroy Air Board, Transfer (as defined in the Elroy Air Lock-Up Agreement) any shares of New Elroy Air Common Stock held immediately after the consummation of the Business Combination, any shares of New Elroy Air Common Stock issuable upon exercise of options to purchase shares of New Elroy Air Common Stock held immediately after the consummation of the Business Combination, or any securities convertible into, or exercisable, redeemable or exchangeable for, New Elroy Air Common Stock held by such holder immediately after the consummation of the Business Combination (collectively, the “Lock-Up Shares”), prior to the earlier of (A) six months after the consummation of the Business Combination and (B) the date on which the New Elroy Air Common Stock has closed at or above $12.00 per share for 20 trading days during any 30-trading day period commencing at least 30 days after the consummation of the Business Combination. The Elroy Air Lock-Up Agreement provides for certain permitted transfers, including but not limited to, transfers to certain affiliates or family members, transfers of shares acquired on the open market after the consummation of the Business Combination, subject to certain conditions, or the exercise of certain stock options.

The foregoing descriptions of each of the Sponsor Lock-up Agreement and the Elroy Air Lock-up Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of (i) the form of Sponsor Lock-up Agreement, a copy of which is attached as Exhibit 10.3 hereto, and the terms of which are incorporated herein by reference and (ii) the form of Elroy Air Lock-Up Agreement, a copy of which is attached as Exhibit 10.4 hereto, and the terms of which are incorporated herein by reference.

Amended and Restated Registration Rights Agreement

At the Closing, Inflection Point, the Sponsor, the Series A Preferred Stock Investors and certain securityholders of Elroy Air will enter into an amended and restated registration rights agreement (the “A&R Registration Rights Agreement”), pursuant to which, among other things, the Sponsor, the Series A Preferred Stock Investors and such securityholders will be granted certain customary registration rights, on the terms and subject to the conditions therein, with respect to securities of New Elroy Air that they will hold following the Business Combination.

The foregoing description of the A&R Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of A&R Registration Rights Agreement, a copy of which is attached as Exhibit 10.5 hereto, and the terms of which are incorporated herein by reference.

Series A Preferred Stock Investment

In connection with the transactions contemplated by the Business Combination Agreement, on the Signing Date, Inflection Point, Elroy Air and the accredited investor named therein (the “Series A Preferred Stock Investor”) entered into the Securities Purchase Agreement (the “Series A SPA”). Pursuant to the Series A SPA, the Series A Preferred Stock Investors has agreed, among other things, to purchase, at Closing, 9,803,922 shares of New Elroy Air Series A Preferred Stock, having the rights, preferences and privileges set forth in the Certificate of Designation of Preferences, Rights and Limitations of 12.0% Series A Cumulative Convertible Preferred Stock (the “Certificate of Designation”) and a warrant to purchase an aggregate of 9,803,922 shares of New Elroy Air Common Stock (each, a “Series A Preferred Investor Warrant”), for an aggregate purchase price of $100 million (such investment, the “PIPE Investment”). Each share of New Quantum Space Series A Preferred Stock will have a stated value of $12.00 (the “Stated Value”).

In addition, in consideration for the Series A Preferred Stock Investor’s investment, (i) New Elroy Air will issue 750,000 shares of New Elroy Air Common Stock to the Series A Preferred Stock Investors upon Closing and (ii) Inflection Point will cause the applicable holders to transfer to the Series A Preferred Stock Investor 501,649 shares of Common Stock issued or issuable to the Sponsor in respect of the Founder Shares, 448,351 Unit Shares and 149,450 Lock-Up Warrants upon Closing.

The Series A SPA includes customary representations and warranties from Elroy Air, Inflection Point and the Series A Preferred Stock Investors and are subject to customary closing conditions. The Series A SPA also includes customary covenants and agreements related to transfer restrictions, SEC reports, material non-public information and indemnification. New Elroy Air Common Stock issuable upon conversion of the New Elroy Air Series A Preferred Stock and New Elroy Air Common Stock underlying any Series A Preferred Investor Warrants will be deemed to be “Registrable Securities” under the A&R Registration Rights Agreement.

Dividends: The New Elroy Air Series A Preferred Stock will accrue dividends daily at the rate of 12% per annum of the Accrued Value (as defined in the Certificate of Designation) (if paid in kind), plus the amount of previously accrued dividends paid in kind, or 10% per annum of the Accrued Value (if paid in cash), plus the amount of previously accrued dividends paid in kind. Such dividends will compound semi-annually.

Liquidation Preference: Upon any liquidation or deemed liquidation event, the holders of New Elroy Air Series A Preferred Stock will be entitled to receive out of the available proceeds, before any distribution is made to holders of common stock or any other junior securities of New Elroy Air, an amount per share equal to 100% of the Accrued Value on each share of New Elroy Air Series A Preferred Stock. Thereafter, the holders of New Elroy Air Series A Preferred Stock will be entitled to receive their pro-rata share of the remaining available proceeds available for distribution to stockholders, on an as-converted to common stock basis.

Protective Provisions: For as long as at least 20% of the shares of New Elroy Air Series A Preferred Stock issued as of the Closing are outstanding, New Elroy Air will not, without the affirmative vote or action by written consent of holders of more than 50% of the issued and outstanding shares of New Elroy Air Series A Preferred Stock, which must include Inflection Point Asset Management LLC or its affiliates, to the extent such holders then hold New Elroy Air Series A Preferred Stock (the “Required Holders”), take any of the following actions: (i) liquidate, dissolve or wind up the affairs of New Elroy Air; (ii) amend, alter, or repeal any provision of the certificate of incorporation, bylaws, Certificate of Designation or any similar document of New Elroy Air in a manner adverse to the New Elroy Air Series A Preferred Stock; (iii) create or authorize the creation of or issue any other security convertible into or exercisable for any equity security unless such security ranks junior to the New Elroy Air Series A Preferred Stock with respect to its rights, preferences and privileges, or increase the authorized number of shares of New Elroy Air Series A Preferred Stock; (iv) purchase or redeem or pay any cash dividend on any capital stock ranking junior to the New Elroy Air Series A Preferred Stock prior to payment of such cash dividend on the New Elroy Air Series A Preferred Stock or purchase or redeem any capital stock ranking junior to the New Elroy Air Series A Preferred Stock, other than stock repurchased at cost from former employees and consultants in connection with the cessation of their service; (v) enter into any transaction with an affiliate, other than the issuance of equity or awards to eligible participants under New Elroy Air’s incentive plan, equity plan or equity-based compensation plan, or with respect to employment, consulting or award agreements with respect to executive officers of New Elroy Air, in each case regardless of whether such person (or such person’s affiliates) would be considered an affiliate of New Elroy Air; or (vi) incur or guarantee any indebtedness, other than equipment leases or trade payables incurred in the ordinary course of business; provided, however, that the New Elroy Air Series A Preferred Stock will not be considered indebtedness for purposes of this calculation.

Conversion: Each share of New Elroy Air Series A Preferred Stock will be convertible into New Elroy Air Common Stock at any time at the option of the holder at a rate equal to the Accrued Value, divided by the then-applicable conversion price. The conversion price will initially be $12.00, subject to adjustments for stock dividends, splits, combinations and similar events and full-ratchet anti-dilution adjustments, including with respect to future issuances or sales of New Elroy Air Common Stock at prices less than the conversion price then in effect. In addition, if the 20-day volume-weighted average price of the New Elroy Air Common Stock on the twenty-first trading day following the date that is six months after the Closing Date is less than the conversion price then in effect, the conversion price will be adjusted to the greater of (i) such volume weighted average price and (ii) $5.00.

Put Rights: Unless prohibited by applicable law governing distributions to stockholders, the New Elroy Air Series A Preferred Stock will be redeemable at the option of the Required Holders commencing any time after the 5th anniversary of the Closing at a price equal to the Accrued Value.

Call Rights: Unless prohibited by applicable law governing distributions to stockholders, subject to the conditions set forth in the Certificate of Designation, the New Elroy Air Series A Preferred Stock will be redeemable at the option of New Elroy Air commencing any time:

(A)	prior to the first anniversary of the Closing at a price equal to the greater of (i) 150% of the Accrued Value (which will be payable in cash) and (ii) such amount per share as would have been payable had all shares of New Elroy Air Series A Preferred Stock been converted into New Elroy Air Common Stock immediately prior to such redemption based on the then effective rate of conversion (which will be payable, at the option of New Elroy Air, in cash or shares of New Elroy Air Common Stock or a combination thereof, with the value of such shares of New Elroy Air Common Stock being the closing price of such shares of New Elroy Air Common Stock on the principal trading market on the applicable date of redemption);

(B)	on or after the first anniversary but prior to the second anniversary of the Closing at a price equal to the greater of (i) 140% of the Accrued Value (which will be payable in cash) and (ii) such amount per share as would have been payable had all shares of New Elroy Air Series A Preferred Stock been converted into New Elroy Air Common Stock immediately prior to such redemption based on the then effective rate of conversion (which will be payable, at the option of New Elroy Air, in cash or shares of New Elroy Air Common Stock or a combination thereof, with the value of such shares of New Elroy Air Common Stock being the closing price of such shares of New Elroy Air Common Stock on the principal trading market on the applicable date of redemption);

(C)	on or after the second anniversary of the Closing but prior to the third anniversary of the Closing at a price equal to the greater of (i) 130% of the Accrued Value (which will be payable in cash) and (ii) such amount per share as would have been payable had all shares of New Elroy Air Series A Preferred Stock been converted into New Elroy Air Common Stock immediately prior to such redemption based on the then effective rate of conversion (which will be payable, at the option of New Elroy Air, in cash or shares of New Elroy Air Common Stock or a combination thereof, with the value of such shares of New Elroy Air Common Stock being the closing price of such shares of New Elroy Air Common Stock on the principal trading market on the applicable date of redemption);

(D)	on or after the third anniversary of the Closing but prior to the fourth anniversary of the Closing at a price equal to the greater of (i) 120% of the Accrued Value (which will be payable in cash) and (ii) such amount per share as would have been payable had all shares of New Elroy Air Series A Preferred Stock been converted into New Elroy Air Common Stock immediately prior to such redemption based on the then effective rate of conversion (which will be payable, at the option of New Elroy Air, in cash or shares of New Elroy Air Common Stock or a combination thereof, with the value of such shares of New Elroy Air Common Stock being the closing price of such shares of New Elroy Air Common Stock on the principal trading market on the applicable date of redemption);

(E)	on or after the fourth anniversary of the Closing but prior to the fifth anniversary of the Closing at a price equal to the greater of (i) 110% of the Accrued Value (which will be payable in cash) and (ii) such amount per share as would have been payable had all shares of New Elroy Air Series A Preferred Stock been converted into New Elroy Air Common Stock immediately prior to such redemption based on the then effective rate of conversion (which will be payable, at the option of New Elroy Air, in cash or shares of New Elroy Air Common Stock or a combination thereof, with the value of such shares of New Elroy Air Common Stock being the closing price of such shares of New Elroy Air Common Stock on the principal trading market on the applicable date of redemption); or

(F)	on or after the fifth anniversary of the Closing at a price equal to the greater of (i) 100% of the Accrued Value (which will be payable in cash) and (ii) such amount per share as would have been payable had all shares of New Elroy Air Series A Preferred Stock been converted into New Elroy Air Common Stock immediately prior to such redemption based on the then effective rate of conversion (which will be payable, at the option of New Elroy Air, in cash or shares of New Elroy Air Common Stock or a combination thereof, with the value of such shares of New Elroy Air Common Stock being the closing price of such shares of New Elroy Air Common Stock on the principal trading market on the applicable date of redemption).

Voting: The New Elroy Air Series A Preferred Stock will vote together with the New Elroy Air Common Stock as a single class, except as required by law and as noted above under “Protective Provisions.” Each holder of New Elroy Air Series A Preferred Stock will be entitled to cast the number of votes equal to the number of whole shares of New Elroy Air Common Stock into which the shares of New Elroy Air Series A Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Series A Preferred Investor Warrants: At the closing of the PIPE Investment, the Series A Preferred Stock Investor will receive a Series A Preferred Investor Warrant to purchase up to 9,803,922 shares of New Elroy Air Common Stock. The Series A Preferred Investor Warrants will be immediately exercisable upon issuance at Closing and will expire five years from the date of Closing. The Series A Preferred Investor Warrants include customary cash and cashless exercise provisions. Each Series A Preferred Investor Warrant is initially exercisable at $12.00 per share of New Elroy Air Common Stock, subject to the same anti-dilution and other adjustments as the New Elroy Air Series A Preferred Stock.

The foregoing description of the Series A Preferred Stock Investment is subject to and qualified in its entirety by reference to (i) the full text of the Series A SPA, a copy of the form of which is included as Exhibit 10.6 to this Current Report on Form 8-K, (ii) the full text of the form of Certificate of Designation, a copy of which is attached as Exhibit 3.1 to this Current Report on Form 8-K, and (iii) the full text of the form of Series A Preferred Investor Warrant, a copy of the form of which is attached as Exhibit 4.1 to this Current Report on Form 8-K, and the terms of each of which are incorporated herein by reference.

Item 3.02. Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K with respect to the issuance of shares of New Elroy Air pursuant to the Business Combination Agreement and the Series A SPA is incorporated by reference herein. The shares to be offered and sold in connection with the Pre-Funded SPAs have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon the exemption from registration provided in Section 4(a)(2) of the Securities Act.

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Management Changes

In connection with the execution of the Business Combination Agreement, the Sponsor has partnered with Inflection Point Asset Management LLC (“IPAM”), which has significant experience with negotiating and consummating de-SPAC transactions and which introduced the Company and the Sponsor to Elroy Air. In connection with the partnership with IPAM, the Sponsor agreed, among other things, that to make the management changes set forth below and that the Company will be renamed “Inflection Point Acquisition Corp. VII.” The Sponsor also agreed to reallocate membership interests corresponding to an aggregate of 4,022,173 Founder Shares, including interests corresponding to 3,000,000 Founder Shares to Inflection Point Fund I, LP, interests corresponding to 729,130 Founder Shares to Michael Blitzer and interests corresponding to 243,043 Founder Shares to Kevin Shannon.

Effective June 26, 2026, Gary Quin resigned as Chairman and Chief Executive Officer of Inflection Point, and Michael Blitzer was appointed as director and Chairman of the Board of Directors (the “Board”).

Effective June 26, 2026, Kevin Shannon was appointed as Chief Executive Officer of Inflection Point.

Effective June 26, 2026, Gary Quin was appointed as President of Inflection Point. Mr. Quin remains a director of Inflection Point.

Mr. Blitzer and Mr. Shannon are affiliates of Inflection Point Asset Management LLC and the funds it manages, including Inflection Point Fund.

Michael Blitzer, 49, has been the Chairman of Inflection Point Acquisition Corp. VI (Nasdaq: IPFX) (“IPFX”), a special purpose acquisition company which announced the signing of a definitive agreement for its initial business combination with Quantum Space, LLC on June 8, 2026 since December 2025 and a director since September 2025. Mr. Blitzer has been the Chairman and CEO of Inflection Point Acquisition Corp. III (Nasdaq: IPCX) (“IPCX”), a special purpose acquisition company which announced the signing of a definitive agreement for its initial business combination with Air Water Ventures Holdings Limited on August 25, 2025, since October 2024. Since September 2025, Mr. Blitzer has served as the Chairman and Chief Executive Officer of IPEX (Nasdaq: IPEX) (“IPEX”), a special purpose acquisition company which announced the signing of a definitive agreement for its initial business combination with GOWell Technology Limited on October 14, 2025. Mr. Blitzer previously served as co-CEO and director of Inflection Point Acquisition Corp. (“IPAX”), a special purpose acquisition company, from February 2021 until the completion of its business combination with Intuitive Machines, LLC in February 2023. He currently sits on the board of directors and audit committee of Intuitive Machines, Inc. (Nasdaq: LUNR). Mr. Blitzer also served as CEO and director of Inflection Point Acquisition Corp. II (“IPXX”), a special purpose acquisition company, from March 2023 until the closing of its business combination with USARE in March 2025 and as the President and CEO and director of Inflection Point Acquisition Corp. IV (“IPDX”), a special purpose acquisition company, from July 2025 until the completion of its initial business combination with Merlin Labs, Inc. in March 2026. He currently sits on the board of directors and audit committee of Intuitive Machines, Inc. (Nasdaq: LUNR), is the Chairman of USA Rare Earth, Inc. (Nasdaq: USAR), and serves on the board of directors and as a member of the nominating and corporate governance committee of Merlin, Inc. (Nasdaq: MRLN). Mr. Blitzer is the founder and co-CEO of Kingstown Capital Management (“Kingstown”), which he founded in 2006 and grew to a multi-billion dollar asset manager with some of the world’s largest endowments and foundations as clients. Over 19 years, Kingstown has invested in public and private equities, SPACs, PIPEs, and derivatives. At Kingstown, Mr. Blitzer has overseen and participated in nearly all the firm’s investment decisions including countless public and private investments in disruptive growth industries. Mr. Blitzer is also founder and partner of Inflection Point Asset Management, which he co-founded with Kevin Shannon in 2024. Inflection Point Asset Management invests in concentrated SPAC sponsor and PIPE positions, primarily focused on backing the Inflection Point franchise of SPACs. Mr. Blitzer brings an in-depth understanding of public markets and has invested in a variety of corporate transactions such as spin-offs, rights offerings, public offerings, privatizations, and mergers & acquisitions. Mr. Blitzer began his Wall Street career at J.P. Morgan Securities in 1999 advising companies globally in private debt and equity capital raises followed by work at the investment fund Gotham Asset Management, which was founded by the author and investor Joel Greenblatt. Mr. Blitzer taught courses in Investing at Columbia Business School for five years in the 2010s. He holds an M.B.A. from Columbia Business School and a B.S. from Cornell University where he received the Cornell Tradition Fellowship. Mr. Blitzer is a trustee of Greens Farms Academy in Westport, CT where he is also Treasurer and Chair of the Investment Committee.

Kevin Shannon, 30, has been the CEO of IPFX, a special purpose acquisition company which announced the signing of a definitive agreement for its initial business combination with Quantum Space, LLC on June 8, 2026 since December 2025. Mr. Shannon currently also serves as COO of IPCX, a special purpose acquisition company which announced the signing of a definitive agreement for its initial business combination with Air Water Ventures Holdings Limited on August 25, 2025. Since September 2025, Mr. Shannon has served as the COO of IPEX, a special purpose acquisition company which announced the signing of a definitive agreement for its initial business combination with GOWell Technology Limited on October 14, 2025. He served as Chief of Staff of IPXX from March 2023 until the completion of its initial business combination with USA Rare Earth, Inc. in March 2025 and previously served as Chief of Staff of IPAX from March 2021 until the completion of its initial business combination with Intuitive Machines, Inc. in February 2023. In his role as CEO of IPFX, COO of IPCX, IPDX and IPEX, and Chief of Staff for IPXX and IPAX, Mr. Shannon was an active participant in all target search, negotiation, and due diligence workstreams. Mr. Shannon is a founder and partner of Inflection Point Asset Management, which he co-founded with Michael Blitzer in 2024. Inflection Point Asset Management invests in concentrated SPAC sponsor and PIPE positions, primarily focused on backing the Inflection Point franchise of SPACs. Mr. Shannon also currently serves as Capital Markets Advisor for Intuitive Machines, Inc. and as Special Advisor to USA Rare Earth, Inc. Prior to Inflection Point Asset Management, Mr. Shannon was a Principal at The Venture Collective from April of 2023 to March of 2024 helping to source and diligence later stage investments for the venture capital firm. Before that, Mr. Shannon was a Senior Analyst at Kingstown Capital from March of 2021 to March of 2023. Mr. Shannon began his career in Equity Capital Markets at Bank of America, spending time working across the Technology, Industrials, Equity-Linked, and SPAC teams within ECM. Mr. Shannon holds a B.A. from Colgate University.

Gary Quin, 56, has served as director of the Company since inception, as Chief Executive Officer from October 2025 until his resignation on June 26, 2026 and as Chairman of the Board from January 2026 until his resignation on June 26, 2026. From April 2025, he served as Chief Executive Officer and from June 2024 as a director of Columbus Circle Capital Corp I (Nasdaq: BRR), until December 2025, when he became a director of ProCap Financial Inc. (Nasdaq: BRR) following its business combination with Columbus Circle Capital Corp. I. Mr. Quin has over 30 years of corporate and financial experience and has executed approximately $65 billion in M&A and capital market transactions throughout his career. Mr. Quin is currently the Vice Chairman of Cohen & Company Capital Markets (“CCM”), which is a division of Cohen & Company Securities, LLC (“CCS”), a position he has held since 2024. He is responsible for leading and expanding the firm’s investment banking operations throughout the European, Middle Eastern, and African regions and has extensive connections in the global financial sponsor community. He also has deep sectoral expertise in telecoms, media (including sports and media rights), digital infrastructure, real estate, and financial services (including fintech). His expertise spans a wide array of industries, enabling him to provide strategic counsel and execution support to clients across diverse sectors. Mr. Quin is also currently a board member of Venturerock BV, a Dutch venture capital firm. Mr. Quin’s corporate, banking and advisory relationships and network among financial sponsors and the venture capital community provides us deal sourcing capabilities and access to high-quality acquisition opportunities. In October 2020, Mr. Quin became the Chief Executive Officer of North Atlantic Acquisition Corp (“NAAC”), which completed a $330 million IPO and raised a total of $383 million. In January 2023, NAAC announced its dissolution and the liquidation and return of assets held in trust to its shareholders. Prior to NAAC, Mr. Quin was Vice Chairman of Credit Suisse Group investment banking division in Europe from 2010 to December 2019, where he advised Europe’s corporates, governments, financial sponsors and family offices across M&A, private and public capital raising. Prior to this, Mr. Quin also served as Senior Advisor to The Blackstone Group from 2011 to 2012, during which time Blackstone acquired Eircom Limited for $3.8 billion. Prior to working at Credit Suisse, Mr. Quin was Chief Executive Officer of Blackrock Communications Ltd., a telecom-focused, private equity firm. Mr. Quin’s tenure at Blackrock Communications Ltd. was highlighted by a number of notable private and public telecom deals, including the 2009 acquisition of Melita Limited, a Maltese telecommunications and digital infrastructure company. Following the acquisition, he served as a director and shareholder of Melita, where he helped nearly double EBITDA in a three-year span from 2011 to 2014. At the time of acquisition, Melita had one of the leading ARPU in the Maltese market across all products and one of the best performances in Europe of a cable TV player launching mobile telephony. From 2011 to 2014, Melita witnessed a revenue CAGR of 7%, EBITDA grew at a CAGR of 25%, increasing roughly 2.0x, and EBITDA margins grew to 50%. Over the life of his investment in Melita and position as board member, Mr. Quin was critical in transforming the business from a pay-TV-centric cable operator into one of Europe’s first fully integrated quadruple-play telecom operators, with market leading positions in broadband and pay-TV and a fast-growing market share in mobile, as well as one of the broadest digital infrastructure offerings in the region. EQT recently announced the sale of Melita Limited to Goldman Sachs for an estimated $800 million. Prior to Blackrock Communications Limited, Mr. Quin filled various financial roles with Digicel Group Limited, a global mobile phone network and home entertainment provider. Digicel Group Limited, which received an early investment from The Blackstone Group, was launched in 2001 and grew to have 14 million subscribers as of December 31, 2018 and across 32 countries in 2020. He received his bachelor’s degree from the University College Cork, Ireland and his M.B.A. from Trinity College Dublin, Ireland.

Except for the agreement between the Sponsor, Inflection Point Fund I, LP, Mr. Blitzer, Mr. Shannon and the other parties thereto described above relating to the management changes above, there are no arrangements or understandings between each of Mr. Blitzer or Mr. Shannon or Mr. Quin and any other persons pursuant to which each of them was selected as an officer of the Company. There are also no family relationships between Mr. Blitzer, Mr. Shannon or Mr. Quin and any director or executive officer of the Company.

Except as set forth herein and in Item 13. Certain Relationships and Related Transactions, and Director Independence of the Company’s Annual Report on Form 10-K for the year ended December 31, 2025 filed with the SEC on March 30, 2026, Mr. Blitzer, Mr. Shannon and Mr. Quin do not have any direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

As noted above, Mr. Quin is Vice Chairman of CCM. The Company engaged CCS, through CCM as joint financial advisor and co-placement agent to the Company in connection with the Business Combination, whereby among other things, the Company committed to pay CCM a fee of $2.5 million for acting as joint financial advisor in connection with the Business Combination and a fee equal to 1.5% of the gross proceeds ($1.5 million) for acting as co-placement agent in the PIPE Investment. CCM has also been engaged by the Company as an advisor in connection with the Company’s initial business combination, pursuant to a business combination marketing agreement pursuant to which the Company will pay CCM 80% of a cash fee upon the consummation of the Business Combination or another initial business combination in an amount equal to 3.2% of the gross proceeds from the sale of 20,000,000 Cayman Purchaser Units in the Company’s IPO remaining in the Trust Account following Redemption (up to $6.4 million), and 4.8% of the gross proceeds from the sale of 3,000,000 Cayman Purchaser Units pursuant to the overallotment in the Company’s IPO remaining in the Trust Account following Redemption (up to $1.44 million).

Also as noted above, Mr. Blitzer and Mr. Shannon are affiliates of Inflection Point Asset Management LLC and the funds it manages, including Inflection Point Fund I, LP. Pursuant to a Pre-Funded SPA, Inflection Point Fund agreed, among other things, to purchase, and Elroy Air issued and sold, a Pre-Funded Convertible Note with a face value of approximately $29.4 million and an Elroy Air Pre-Funded Convertible Note Investor Warrant to purchase 2,450,980 shares of Elroy Air Common Stock at a purchase price of $12.00 per share, substantially concurrently with the execution and delivery of the Business Combination Agreement for a purchase price of $25 million,

Additional Information

The Business Combination will be submitted to shareholders of Inflection Point for their consideration. In connection with the Business Combination, Inflection Point intends to file a Registration Statement with the SEC, which will include a proxy statement/prospectus and certain other related documents, which will serve as both the proxy statement to be distributed to shareholders of Inflection Point in connection with its solicitation for proxies for the vote by its shareholders in connection with the Business Combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to securityholders of Inflection Point and equityholders of Elroy Air in connection with the completion of the Business Combination. After the Registration Statement is declared effective, Inflection Point will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Inflection Point will send to its shareholders in connection with the Business Combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to shareholders of Inflection Point as of a record date to be established for voting on the Business Combination. Shareholders of Inflection Point will also be able to obtain copies of the proxy statement/prospectus without charge, once available, by directing a request to: Columbus Circle Capital Corp. II, 3 Columbus Circle, 24th Floor, New York, NY 10019.

Participants in the Solicitation

Inflection Point and its directors, executive officers, and other members of management, and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from Inflection Point’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Inflection Point is contained in the sections entitled “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Item 10. Directors, Executive Officers and Corporate Governance” of Inflection Point’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 30, 2026, and which is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Elroy Air, its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of Inflection Point’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the Registration Statement when available.

Forward Looking Statements

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination and the other transactions contemplated thereby, the estimated or anticipated future results and benefits of New Elroy Air following the Business Combination, including the likelihood and ability of the Parties to successfully consummate the Business Combination, Elroy Air’s demand pipeline and potential revenue opportunities, future opportunities for New Elroy Air and other statements that are not historical facts.

These statements are based on the current expectations of Inflection Point’s and/or Elroy Air’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. There can be no assurance that New Elroy Air will use the proceeds of the PIPE Investment and the Business Combination as currently planned, and management will have broad discretion over the use of such proceeds. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Inflection Point and Elroy Air. These statements are subject to a number of risks and uncertainties regarding Elroy Air’s business and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions; the inability of the Parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the number of redemption requests made by Inflection Point’s shareholders in connection with the Business Combination; the outcome of any legal proceedings that may be instituted against the Parties following the announcement of the Business Combination; the risk that the approval of the shareholders of Elroy Air or Inflection Point for the potential transaction is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the risks related to the rollout of Elroy Air’s business and the timing of expected business milestones; the fact that Elroy Air’s demand pipeline currently consists of non-binding letters of intent and memorandums of understanding and the risk that such letters of intent and memorandums of understanding may not convert to binding orders and there can be no assurance that any or all of such letters of intent and memorandums of understanding will result in future revenue and accordingly investors should not place undue reliance on such demand pipeline figures as an indicator of future revenue or business performance; risks related to obtaining and maintaining necessary regulatory approvals and certifications for the FAA, Department of Defense, and other governmental authorities for drone operations; the effects of competition on Elroy Air’s business; the ability of New Elroy Air to execute its growth strategy, manage growth profitably and retain its key employees; the ability of New Elroy Air to obtain or maintain the listing of its securities on a U.S. national securities exchange following the Business Combination; costs related to the Business Combination; and other risks that will be detailed from time to time in filings with the SEC. The foregoing list of risk factors is not exhaustive. There may be additional risks that Elroy Air and Inflection Point presently do not know or that Elroy Air and Inflection Point currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Elroy Air’s and Inflection Point’s expectations, plans or forecasts of future events and views as of the date of this communication. Elroy Air and Inflection Point anticipate that subsequent events and developments will cause their assessments to change. However, while Elroy Air and/or Inflection Point may elect to update these forward-looking statements in the future, Elroy Air and Inflection Point specifically disclaim any obligation to do so except as required by applicable law. These forward-looking statements should not be relied upon as representing Elroy Air’s or Inflection Point’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor will there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this communication.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1†	Business Combination Agreement, dated as of June 26, 2026, by and among Columbus Circle Capital Corp. II, IPGX Merger Sub, Inc. and Elroy Air, Inc.

3.1	Form of Certificate of Designation relating to the 12.0% Series A Cumulative Convertible Preferred Stock.

4.1	Form of Warrant to be issued to each Series A Preferred Stock Investor.

10.1	Sponsor Support Agreement, dated as of June 26, 2026, by and among Columbus Circle 2 Sponsor Corporation LLC, Columbus Circle Capital Corp. II and Elroy Air, Inc.

10.2	Stockholder Voting and Support Agreement, dated as of June 26, 2026.

10.3	Form of Sponsor Lock-Up Agreement.

10.4	Form of Elroy Air Lock-Up Agreement.

10.5	Form of Amended and Restated Registration Rights Agreement.

10.6†	Form of Securities Purchase Agreement.

99.1†	Form of Pre-Funded SPA (Institutional Investors).

99.2†	Form of Pre-Funded SPA (Other Investors).

99.3	Form of Pre-Funded Convertible Note.

99.4	Form of Elroy Air Pre-Funded Convertible Note Investor Warrant (Institutional Investors).

99.5	Form of Elroy Air Pre-Funded Convertible Note Investor Warrant (Other Investors).

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

†	Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COLUMBUS CIRCLE CAPITAL CORP II

Date: July 2, 2026	By:	/s/ Kevin Shannon
		Name:	Kevin Shannon
		Title:	Chief Executive Officer